Exhibit 99.2

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: PAVS)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Meeting”) of holders of Class A ordinary shares, par value $0.01 each (the “Class A Ordinary Shares”) in the capital of Paranovus Entertainment Technology Limited (the “Company”) will be held on January 19, 2024 at 10:20 a.m., ET, at No. 11, Dongjiao East Road, Shunchang County, Nanping, Fujian, People’s Republic of China, for the following purpose:

(i)	to approve as an ordinary resolution of the holders of Class A Ordinary Shares, the variation of class rights attached to the Class B Ordinary Shares, as set out in the Company’s fourth amended and restated memorandum and articles of association (the “Current M&A”), to terminate certain “sunset provisions” attached to the Class B Ordinary Shares, by the removal of (a) the conversion rights set out in Articles 8(6)(b) and 8(6)(c) of the Current M&A; and (b) the corresponding references thereto in Article 8(7)(c) of the Current M&A, which sets out the mechanism for automatic conversion of the Class B Ordinary Shares in connection with the foregoing Articles (such proposal, the “Variation of Rights of Class B Ordinary Shares Proposal”).

The Board of Directors has fixed the close of business on November 29, 2023 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, from the Company’s website at https://pavs.ai/ or by submitting a request to michaelchen@pavs.ai.

By Order of the Board of Directors,

/s/ Xuezhu Wang
Xuezhu Wang
Chairman of the Board of Directors

December 4, 2023

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

January 19, 2024

10:20 a.m., ET

NOTICE TO SHARHEOLDERS

The board of directors (the “Board”) of Paranovus Entertainment Technology Limited (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held January 19, 2024, at 10:20 a.m., ET, at No. 11, Dongjiao East Road, Shunchang County, Nanping, Fujian, People’s Republic of China or any adjournment thereof.

Only holders of the Class A Ordinary Shares of the Company on record at the close of business on November 29, 2023 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one (1) vote in respect of each Class A Ordinary Share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

to approve as an ordinary resolution the Variation of Rights of Class B Ordinary Shares Proposal.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, Vstock Transfer LLC, you are a “shareholder of record” who may vote at the Meeting, and we are sending these proxy materials directly to you. As the shareholder of record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Meeting. Whether or not you plan to attend the Meeting, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the shareholder of record for purposes of voting at the Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Meeting.

How do I vote?

If you were a shareholder of record of the Company’s Class A Ordinary Shares on the Record Date, you may vote in person at the Meeting or by submitting a proxy. Each Class A Ordinary Share that you own in your name entitles you to one (1) vote, in each case, on the applicable proposals.

(1) You may submit your proxy by mail. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If we receive your proxy card prior to this Meeting and if you mark your voting instructions on the proxy card, your shares will be voted:

●	as you instruct, and

●	according to the best judgment of the proxies if a proposal comes up for a vote at this Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

●	FOR the approval of the Variation of Rights of Class B Ordinary Shares Proposal.

●	According to the best judgment of your proxy if a proposal comes up for a vote at the Meeting that is not on the proxy card.

(2) You may vote in person at the Meeting.  We will pass out written ballots to any shareholder of record who wants to vote at the Meeting.

If I plan on attending the Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

●	sending a written notice to the Secretary of the Company at the Company’s executive offices stating that you would like to revoke your proxy of a particular date;

●	signing another proxy card with a later date and returning it to the Secretary before the polls close at this Meeting; or

●	attending this Meeting and voting in person.

What does it mean if I receive more than one proxy card?

You may have multiple accounts at the transfer agent and/or with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the Shareholder desires to vote on a proposal will be voted in favor of each director and proposal presented to the Shareholders.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card, your shares will not be voted unless you vote in person at this Meeting.

How many votes are required to approval the Variation of Rights of Class B Ordinary Shares Proposal?

The ordinary resolution to approve the Variation of Rights of Class B Ordinary Shares Proposal requires the affirmative vote of a majority of the votes cast at the Meeting by the holders entitled to vote.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying Shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of this Meeting?

We will announce voting results at this Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact Michael Chen via email michaelchen@pavis.ai or by sending a letter to the offices of the Company at No. 11, Dongjiao East Road, Shunchang County, Nanping, Fujian, People’s Republic of China with any questions about proposals described in this proxy statement or how to execute your vote.

PROPOSAL NO. 1

VARIATION OF RIGHTS OF CLASS B ORDINARY SHARES

Proposed Variation of Rights of Class B Ordinary Shares

The Board of the Company approved, and directed that there be submitted to the shareholders of the Class A Ordinary Shares of the Company for approval, as an ordinary resolution, the variation of class rights attached to the Class B Ordinary Shares, as set out in the Current M&A to terminate certain “sunset provisions” attached to the Class B Ordinary Shares by the removal of (a) the conversion rights set out in Articles 8(6)(b) and 8(6)(c) of the Current M&A; and (b) the corresponding references thereto in Article 8(7)(c) of the Current M&A, which sets out the mechanism for automatic conversion of the Class B Ordinary Shares in connection with the foregoing Articles.

Potential Adverse Effects of the Variation

Prior to the proposed change, there were 612,255 Class B Ordinary Shares issued and outstanding. 10,000 Class B Ordinary Shares were held directly by our Chief Executive Officer and chairman of the Board, Mr. Xuezhu Wang and the rest of the outstanding Class B Ordinary Shares were held by Happy Group Inc., where Mr. Wang also serves as the sole director. Happy Group Inc.’s sole shareholder, Ms. Minzhu Xu, irrevocably agreed that she would not remove Mr. Xuezhu Wang as the sole director of Happy Group Inc. for 18 months following September 8, 2022. Therefore, Mr. Wang has the voting control and investment discretion over the shares held by Happy Group Inc. and remains as the beneficiary owner of all the outstanding Class B Ordinary Shares.

According to the Current M&A, upon any sale, transfer, assignment or disposition of the legal or beneficial title to a Class B Ordinary Share by the holder thereof or an affiliate of such holder or the transfer or assignment of the voting rights attached to any sale, transfer, assignment or disposition of the legal or beneficial title to a Class B Ordinary Share to be cast under the direction of any person or entity that is not an affiliate of such holder (each, a “Transfer Event”), any Class B Ordinary Shares subject to such Transfer Event will be converted into Class A Ordinary Shares on a one-for-one basis. In addition, if the Class B shareholders in aggregate beneficially own less than 30,613 shares (reflecting the 20:1 share combination effective on Oct 11, 2022; such event, the “B Threshold Event”), all the Class B Ordinary Shares will be converted into Class A Ordinary Shares on a one-for-one basis as soon upon occurrence of such B Threshold Event.

After the proposed changes, the Class B Ordinary Shares will only be converted into Class A Ordinary Shares at the option of the holder thereof.

The Board believes that this change will provide the Company with greater freedom to pursue long-term goals, without having the controlling shareholder challenged by shareholders who are more interested in short-term tactics and gains.

Effectiveness of Amendment

If the proposed amendment is adopted, it will become effective upon the approval of the shareholders.

Vote Required

Proposal No. 1 will be approved if a two-thirds majority of the total votes properly cast in person or by proxy at the Meeting by the holders of Class B Ordinary Shares entitled to vote at the Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The board unanimously recommends that you vote all of your shares “for” the Variation of Rights of Class B Ordinary Shares as described in this proposal no. 1.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

December 4, 2023	/s/ Xuezhu Wang
Xuezhu Wang
Chairman of the Board of Directors